January 24, 2017

Filed pursuant to Rule 433

Registration Statement No. 333-209385 and 333-209385-01

Jefferies Group LLC

Senior Fixed Rate 5.5-Year Step-Up Callable Notes due July 27, 2022

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly owned subsidiary.

Title of the Notes:	Senior Fixed Rate 5.5-Year Step-Up Callable Notes due July 27, 2022.

Aggregate principal amount:	$25,000,000. The Issuers may increase the aggregate principal amount prior to the original issue date but are not required to do so.

Issue price:	$1,000 per note (100%)

Pricing date:	January 24, 2017

Original issue date:	January 27, 2017 (3 business days after the pricing date)

Maturity date:	July 27, 2022 subject to the Issuers’ redemption right.

Interest accrual date:	January 27, 2017

Interest rate:	3.00%, from and including the original issue date to, but excluding, January 27, 2020. 4.00%, from and including January 27, 2020 to, but excluding, July 27, 2022.

Interest payment period:	Semi-annual

Interest payment dates:	Each January 27 and July 27, beginning July 27, 2017; provided that if any such day is not a business day, the interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360

Redemption:	The Issuers will have the right to redeem the notes, in whole or in part, on January 27, 2020, and pay 100% of the stated principal amount per note plus accrued and unpaid interest to, but excluding, the date of such redemption. If the Issuers elect to redeem the notes, they must provide notice at least 5 business days before the redemption date.

Optional Redemption Date:	January 27, 2020

Specified currency:	U.S. dollars

CUSIP/ISIN:	47233JAJ7

Book-entry or certificated note:	Book-entry

Business day:	New York

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc.

Trustee:	The Bank of New York Mellon

Use of Proceeds:	General corporate purposes

Listing:	None

You should read this document together with the related prospectus and prospectus supplement,

each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus supplement dated August 5, 2016

Prospectus supplement dated February 4, 2016

Prospectus dated February 4, 2016

The issuer has filed a registration statement (including a prospectus) and has also filed a prospectus supplement and pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies LLC at (201) 761-7610.